SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Quartet Merger Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

747717 106
(CUSIP Number)

Eric S. Rosenfeld c/o Crescendo Partners 777 Third Avenue, 37th Floor New York, New York 10017 Telephone: (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747717 106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric S. Rosenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 989,536
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 989,536
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 747717 106	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D (“Schedule 13D”), filed by Eric S. Rosenfeld with respect to ownership of shares of the common stock, par value $0.0001 (the “Common Stock”) of Quartet Merger Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,683,125 shares of Common Stock, outstanding as of December 10, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed December 12, 2013.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. Prior to October 3, 2013, the Issuer had two classes of common stock, Class A common stock, par value $0.0001 (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (“Class B Common Stock”). On October 3, 2013, the Issuer reclassified its Class A and Class B Common Stock into a single class of Common Stock and as a result, each share of outstanding Class A Common Stock was exchanged for one share of Common Stock.

The Issuer’s principal executive offices are located at 777 Third Avenue, 37th Floor, New York, New York 10017.

Item 2. Identity and Background.

Mr. Rosenfeld’s business address is 777 Third Avenue, 37th Floor, New York, New York 10017. Mr. Rosenfeld is a citizen of the United States. Mr. Rosenfeld is the President and Chief Executive Officer of Crescendo Partners L.P. The principal business of Crescendo Partners L.P. is making investments. Mr. Rosenfeld also serves as the Chief Executive Officer of the Issuer and Chairman of the Issuer’s board of directors.

During the last five years, Mr. Rosenfeld has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Rosenfeld has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Mr. Rosenfeld acquired an aggregate of 1,128,750 shares of Class A Common Stock of the Issuer in June 2013 in connection with the organization of the Issuer, at a price of approximately $0.0124 per share, for an aggregate purchase price of $14,021.74. Mr. Rosenfeld used personal funds for this transaction.

CUSIP No. 747717 106	SCHEDULE 13D	Page 4 of 7 Pages

In July 2013, Mr. Rosenfeld transferred an aggregate of 60,000 shares of Class A Common Stock of the Issuer to third parties in a private sale transaction at the same price originally paid for such shares.

Effective September 9, 2013, the Issuer effected a stock dividend of 0.2 shares of Class A Common Stock for each outstanding share of Class A Common Stock, so that Mr. Rosenfeld acquired an additional 213,750 shares of Class A Common Stock as a result of such dividend.

On September 12, 2013, Mr. Rosenfeld transferred an aggregate of 333,450 shares of Class A Common Stock, at the same price originally paid for such shares, to third parties in a private sale transaction.

On November 1, 2013 in a private placement taking place simultaneously with the Issuer’s initial public offering, Mr. Rosenfeld purchased 46,786 units of the Issuer, each unit (“Unit”) consisting of one share of Common Stock and one right (“Right”) to receive one-tenth (1/10) of a share of Common Stock automatically on the consummation of a Business Combination (defined below). These Units were purchased at a price of $10.00 per unit, for an aggregate purchase price of $467,860. Mr. Rosenfeld used his personal funds to acquire these securities.

On the same date, Mr. Rosenfeld sold, at a price of $10.00 per Unit (the same price originally paid for such Units), 6,300 Units to a third party in a private sale transaction.

Item 4. Purpose of Transaction.

Mr. Rosenfeld made the acquisitions reported in this Schedule 13D as a founder of the Issuer and in support of the Issuer’s business plan. Mr. Rosenfeld may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. However, Mr. Rosenfeld does not have any agreements to acquire additional shares of Common Stock at this time.

As a Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Rosenfeld is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors. Additionally, as the Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination (“Business Combination”), Mr. Rosenfeld, as Chief Executive Officer and Chairman, is actively involved in pursuing a suitable target for the Issuer’s Business Combination and will be actively involved in effecting any such Business Combination if the Issuer’s business plan is successful, which may also result in a change in the Issuer’s board of directors, corporate structure, charter or bylaws.

CUSIP No. 747717 106	SCHEDULE 13D	Page 5 of 7 Pages

Except as discussed above, Mr. Rosenfeld does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Mr. Rosenfeld is the beneficial owner of 989,536 shares of Common Stock of the Issuer. This does not include 4,049 shares of Common Stock issuable upon conversion of the 40,486 Rights of the Issuer held by Mr. Rosenfeld, each such right automatically convertible into one-tenth of one share of Common Stock upon consummation of the Issuer’s Business Combination. Mr. Rosenfeld beneficially owns 7.8% of the Issuer’s Common Stock.

In the last 60 days, Mr. Rosenfeld has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Rosenfeld is party to the Registration Rights Agreement, dated October 28, 2013, by and among the Issuer, the sponsors of the Issuer and EarlyBirdCapital, Inc (“Registration Rights Agreement”), the Stock Escrow Agreement, dated October 28, 2013, by and among the Issuer and the stockholders of the Issuer immediately prior to the Issuer’s initial public offering (“Escrow Agreement”) and that certain Letter Agreement, dated October 28, 2013, by and among the Issuer, EarlyBirdCapital, Inc. and Mr. Rosenfeld (“Insider Letter Agreement”).

Pursuant to the Registration Rights Agreement, the sponsors, including Mr. Rosenfeld, and EarlyBirdCapital, Inc. are entitled to registration rights for shares of Common Stock held immediately prior to the Issuer’s initial public offering (“Initial Shares”) and shares of Common Stock underlying Units purchased in the private placement that took place on November 1, 2013 (noted in Item 3 hereof) (“Private Units”). The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Private Units can elect to exercise these registration rights at any time after the Issuer consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Issuer’s Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

CUSIP No. 747717 106	SCHEDULE 13D	Page 6 of 7 Pages

Pursuant to the Escrow Agreement, the Insider Shares, including the Insider Shares owned by Mr. Rosenfeld, are held in escrow to be released only if the Issuer’s Business Combination is successfully completed. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s Business Combination and the closing price of the Issuer’s Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s Business Combination and the remaining 50% of such shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s Business Combination or earlier in either case if, subsequent to the Issuer’s Business Combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Pursuant to the Insider Letter Agreement, Mr. Rosenfeld agreed, among other things, not to sell or transfer his Private Units, subject to certain exceptions, until after the Issuer has completed its Business Combination and that he would not be entitled to receive any liquidation distributions from the Issuer’s trust fund with respect to his Insider Shares held in escrow pursuant to the Escrow Agreement described above or shares of Common Stock underlying his Private Units.

Item 7. Material to be filed as Exhibits.

1. Registration Rights Agreement, dated October 28, 2013, by and among the Issuer, sponsors of the Issuer and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-191129) (“Amendment No. 1 to Form S-1”), filed on October 3, 2013).

2. Stock Escrow Agreement, dated October 28, 2013, by and among the Issuer and its initial stockholders (Incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form S-1).

3. Letter Agreement, dated October 28, 2013, by and among the Issuer, EarlyBirdCapital, Inc. and Eric Rosenfeld (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form S-1).

CUSIP No. 747717 106	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2014

/s/ Eric Rosenfeld
Eric Rosenfeld